                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C 20549


                                     SCHEDULE 13G


                      Under the Securities Exchange Act of 1934


                                (Amendment No.__1__)*


                      Bassett Furniture Industries, Incorporated
          -----------------------------------------------------------------
                                   (Name of Issuer)

                                       Common
          -----------------------------------------------------------------
                            (Title of Class of Securities)

                                       07020310
                          ----------------------------------
                                    (CUSIP Number)



     Check the following box if a fee is being paid with this statement /__/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








     SEC 1745 (2/92)              Page 1 of 8 pages

     CUSIP No. 07020310                  13G                   Page 2 of 8 Pages


      1       NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Mitchell Hutchins Asset Management Inc.
                      IRS ID No.: 13-2895752

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      Joint filing                               (a) /__/
                                                                 (b) /__/
      3       SEC USE ONLY


      4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               5       SOLE VOTING POWER
      NUMBER OF                                 None

       SHARES                  6       SHARED VOTING POWER
                                                353,625
     BENEFICIALLY

       OWNED BY                7       SOLE DISPOSITIVE POWER
                                                None
        EACH

      REPORTING

       PERSON                  8       SHARED DISPOSITIVE POWER
                                                353,625
        WITH


      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              353,625 (Not to be construed as an admission of Beneficial ownership)

     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*


     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                       2.59

     12       TYPE OF REPORTING PERSON*

                                       CO, BD, IA




     SEC 1745 (2/92)              Page 2 of 8 pages

     CUSIP No. 07020310                  13G                   Page 3 of 8 Pages


      1       NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Mitchell Hutchins Institutional Investors Inc. IRS ID No.: 13-3180862

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      Joint filing                               (a) /__/
                                                                 (b) /__/
      3       SEC USE ONLY


      4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               5       SOLE VOTING POWER
      NUMBER OF                                 None

       SHARES                  6       SHARED VOTING POWER
                                                353,625
     BENEFICIALLY

       OWNED BY                7       SOLE DISPOSITIVE POWER
                                                None
        EACH

      REPORTING

       PERSON                  8       SHARED DISPOSITIVE POWER
                                                353,625
        WITH


      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              353,625 (Not to be construed as an admission of Beneficial ownership)

     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*


     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                       2.59

     12       TYPE OF REPORTING PERSON*

                                       CO, IA




     SEC 1745 (2/92)              Page 3 of 8 pages

     CUSIP No. 07020310                  13G                   Page 4 of 8 Pages


     Item 1.
              (a)     Name of Issuer
                               Bassett Furniture Industries, Incorporated

              (b)     Address of Issuer's Principal Executive Offices
                               P.O. Box 626
                               Bassett, VA  24055

     Item 2.
              (a)     Name of Person Filing

                               Mitchell Hutchins Asset Management Inc.

              (b)     Address of Principal Business Office or, if none,
                      Residence

                               1285 Avenue of the Americas
                               New York, NY  10019

              (c)     Citizenship

                               Delaware

              (d)     Title of Class of Securities

                               Common

              (e)     CUSIP Number

                               07020310

     Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

              (a) /X_/ Broker or Dealer registered under Section 15 of the Act

              (b) /__/         Bank as defined in section 3(a)(6) of the Act

              (c) /__/ Insurance Company as defined in section 3(a)(19) of the act

              (d) /__/ Investment Company registered under section 8 of the Investment Company Act

              (e) /X_/ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

              (f) /__/ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee




     SEC 1745 (2/92)              Page 4 of 8 pages

     CUSIP No. 07020310                  13G                   Page 5 of 8 Pages


                               Retirement Income Security Act of 1974 or
                               Endowment Fund; see 240.13d-l(b)(l)(ii)(F)

              (g) /X_/ Parent Holding Company, in accordance with 240.13d-l(b)(ii)(G) (Note: See Item 7)

              (h) /__/         Group, in accordance with 240.13d-l(b)(l)(ii)(H)

     Item 4. Ownership

              Mitchell Hutchins Asset Management Inc. ("MHAM") and Mitchell Hutchins Institutional Investors Inc. ("MHII") each disclaim direct beneficial ownership of the securities of Bassett Furniture Industries, Incorporated reported herein, and the filing of this Schedule 13G shall not be construed as an admission that these companies are the beneficial owners of any Augat Inc. securities.

              (a)     Amount Beneficially Owned

                      See line item (9) of the cover pages.

              (b)     Percent of Class

                      See line item (11) of the cover pages.

              (c)     Number of shares as to which such person has:

                      (i)      Sole Power to vote or to direct the vote:

                               See line item (5) of the cover pages.

                      (ii)     Shared Power to vote or to direct the vote:

                               See line item (6) of the cover pages.

                      (iii)    Sole Power to dispose or to direct the
                               disposition of:

                               See line item (7) of the cover pages.

                      (iv) Shared Power to dispose or to direct the disposition of:

                               See line item (8) of the cover pages.

     Item 5. Ownership of Five Percent or Less of a Class

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the




     SEC 1745 (2/92)              Page 5 of 8 pages

     CUSIP No. 07020310                  13G                   Page 6 of 8 Pages


              beneficial owner of more than 5 percent of the class of securities, check the following (X).

     Item 6. Ownership of More than Five Percent on Behalf of Another Person.

              Various persons have the right to receive, or the power to direct the receipt of, dividends or proceeds from the sale of securities reported herein.

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

              See Exhibit A.

     Item 8. Identification and Classification of Members of the Group

              N/A

     Item 9. Notice of Dissolution of Group

              N/A

     Item 10. Certification

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

              Signature:

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  February 13, 1996              /s/ Michael Katz        *
                                           ------------------------
                                           Michael Katz
                                           Chief Financial Officer
                                           & Senior Vice President
     _______________

     * Signature affixed by Hiam Arfa pursuant to a power of attorney dated February 9, 1996 and incorporated by reference from
              Schedule 13G filed with the Securities and Exchange Commission by Mitchell Hutchins Asset Management Inc. et al. on February 13, 1996 with respect to Flowers Industries, Inc.




     SEC 1745 (2/92)              Page 6 of 8 pages

     CUSIP No. 07020310                  13G                   Page 7 of 8 Pages


                              EXHIBIT A TO SCHEDULE 13G

                      ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES


              Mitchell Hutchins Institutional Investors Inc. ("MHII") is a wholly-owned subsidiary of Mitchell Hutchins Asset Management Inc. ("MHAM"). MHAM is a parent holding company as that term is defined by Rule 13d-1(b)(1)(ii)(G) of the Securities Exchange Act of 1934 (the "Act"). MHAM is a broker-dealer registered under Section 15 of the Act. MHAM and MHII are investment advisers registered under section 203 of the Investment Advisers Act of 1940.

              MHAM and MHII are Delaware corporations whose business address is as follows:

                      1285 Avenue of the Americas
                      New York, NY  10019

              The companies filing this joint Schedule 13G report beneficial ownership of the Common Stock of Bassett Furniture Industries in the following amounts:

                                                            Shares Owned Directly
                                                                 or through            Shares Beneficially
                            Company                           Managed Accounts                Owned

      1.   Mitchell Hutchins Institutional Investors               353,625                   353,625
           Inc.
      2.   Mitchell Hutchins Asset Management Inc.                  None                     353,625




















     SEC 1745 (2/92)              Page 7 of 8 pages

     CUSIP No. 07020310                  13G                   Page 8 of 8 Pages


                                JOINT FILING AGREEMENT



              Each of the undersigned persons hereby agrees and consents to this joint filing of Schedule 13G on such person s behalf, pursuant to section 13(d) and (g) of the Securities and Exchange Act of 1934, as amended, and the rules promulgated thereunder. Each of these persons is not responsible for the completeness or accuracy of the information concerning the other persons making this filing, unless such person knows or has reason to believe that such information is inaccurate.



     Dated:  February 13, 1996





      Mitchell Hutchins Asset Management Inc.              Mitchell Hutchins Institutional Investors Inc.

                                                           By: /s/Michael Katz               *
                                                               -----------------------------
      By:  /s/Michael Katz     *                               Michael Katz
          ----------------------                               Chief Financial Officer
           Michael Katz                                        & Senior Vice President
           Chief Financial Officer
           & Senior Vice President

     _______________



     *   Signature affixed by Hiam Arfa pursuant to a power of attorney dated
         February 9, 1996 and incorporated by reference from Schedule 13G filed with the Securities and Exchange Commission by Mitchell Hutchins Asset
         Management Inc. et al. on February 13, 1996 with respect to Flowers
         Industries, Inc.












     SEC 1745 (2/92)              Page 8 of 8 pages
